UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

HOMEAWAY, INC.

(Name of Subject Company)

HOMEAWAY, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43739Q100

(CUSIP Number of Class of Securities)

Brian H. Sharples

Chairman, President and Chief Executive Officer

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

(512) 684-1100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul R. Tobias, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

900 South Capital of Texas Hwy

Las Cimas IV, Fifth Floor

Austin, TX 78746-5546

(512) 338-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by HomeAway, Inc., a Delaware corporation (“HomeAway”), with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2015, relating to the exchange offer by HMS 1 Inc. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Expedia, Inc., a Delaware corporation (“Expedia”), to exchange each outstanding share of common stock of HomeAway for $10.15 in cash and 0.2065 of a validly issued, fully paid and non-assessable share of common stock, $0.0001 par value per share, of Expedia, plus cash in lieu of any fractional shares in each case, without interest and less any applicable withholding taxes, as disclosed in the Tender Offer Statement on Schedule TO filed by Expedia with the SEC on November 16, 2015.

Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The section beginning on page 6 of the Schedule 14D-9 under the heading “Brian Sharples’ ‘Single-Trigger’ Vesting” is hereby amended and restated as follows:

“Pursuant to the terms of Brian Sharples’ employment agreement with HomeAway, dated May 27, 2011, as amended October 14, 2014, 50% of all of his outstanding, unvested HomeAway equity awards will vest “single-trigger” upon a change of control (the definition of which includes the mergers). HomeAway has also agreed to voluntarily accelerate the vesting of the remaining 50% of Mr. Sharples’ outstanding, unvested Company equity awards effective as of the first effective time. Accordingly, 100% of Mr. Sharples’ outstanding, unvested HomeAway equity awards will vest as of the first effective time.”

Item 4. The Solicitation or Recommendation.

The section beginning on page 25 of the Schedule 14D-9 under the heading “Projected Financial Information” is hereby amended and restated as follows:

“HomeAway does not as a matter of course issue public projections as to future performance or earnings beyond the current fiscal year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. In connection with its strategic planning process, HomeAway’s management prepared financial projections in the third fiscal quarter of 2015 that reflected HomeAway’s then-current business model, which we refer to as the “August 20 projections.” The August 20 projections were prepared to demonstrate the expected performance of the Company under our then-current business model in comparison to the proposed new business model. In addition, in connection with its due diligence process and evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement, as described in this Schedule 14D-9, HomeAway’s management prepared financial projections in the third fiscal quarter of 2015 that reflected HomeAway’s proposed new business model, which were shared with Company A, Company F and Expedia on October 5, 2015, which we refer to as the “October 5 projections.” The August 20 projections and the October 5 projections were presented to and reviewed, but never approved, by the HomeAway board of directors.

When the HomeAway board of directors reviewed the October 5 projections they identified a number of risks that were not adequately reflected in the projections, including the following:

•	risks of supplier disruption similar or worse to supplier disruptions associated with previous business model and platform migrations;

•	market research that indicated higher than expected price elasticity for travelers in increasingly transparent markets such as HomeAway’s market and for HomeAway’s suppliers more broadly;

•	search engine optimization, or “SEO,” risks;

•	the higher cost of traffic reducing cost per view effectiveness and reducing HomeAway’s ability to spend at the desired return on investment; and

•	the execution risk associated with launching a new business initiative that HomeAway did not have prior experience in.

In order to address the concerns of the HomeAway board of directors, HomeAway management made a number of adjustments to the assumptions underlying the October 5 projections, including with respect to the following categories and line items:

•	lowering the renewal rate for subscription customers in fiscal year 2016;

•	increasing the negative impact to conversion based on implementation of the traveler fee in fiscal year 2016;

•	annual visits growth deceleration (due primarily to SEO reduction) in fiscal years 2016, 2017 and 2018;

•	increased marketing spend as a percentage of revenue in fiscal years 2016, 2017 and 2018;

•	Adjusted EBITDA cushion in fiscal years 2016, 2017 and 2018; and

•	appropriate adjustments to the extrapolated 2019 and 2020 projections resulting from the above factors.

As a result of these adjustments, HomeAway management presented new projections to the HomeAway board of directors on October 30, 2015, which we refer to as the “October 30 projections.” The October 30 projections were approved by the HomeAway board of directors on October 31, 2015 and then provided to Qatalyst Partners for its use in the analysis performed in connection with the opinion that the HomeAway board of directors received from Qatalyst Partners on November 4, 2015.

We refer to the August 20 projections, the October 5 projections and the October 30 projections together as the “projections.” The October 5 projections and the October 30 projections were provided to the HomeAway board of directors, Qatalyst Partners and, to the extent indicated in more detail below, Expedia in the solicitation process during the evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement. To give our stockholders access to certain nonpublic information that was available to our board of directors at the time of the evaluation of the offer, the mergers and the other transactions contemplated by the transaction agreement, we have included the projections below.

The projections were developed from our historical financial statements and a series of our management’s independent assumptions and estimates related to future trends, including assumptions and estimates related to future business initiatives for which historical financial statements were not available, and did not give effect to any changes or expenses as a result of the offer, the mergers or the other transactions contemplated by the transaction agreement or any other effects of the offer, the mergers and the other transactions contemplated by the transaction agreement.

The projections summarized below were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles, or GAAP.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the HomeAway board of directors, Qatalyst Partners, any of their affiliates, or any other recipient of this information (including Expedia) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has neither examined, compiled nor performed any procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

The PricewaterhouseCoopers LLP report included in our most recent Annual Report on Form 10-K relates to HomeAway’s historical financial information. It does not extend to the projected financial information included herein and should not be read to do so.

Our future financial results may materially differ from those expressed in the projections due to numerous factors, including many that are beyond our or anyone else’s ability to control or predict. No one can assure you that any of the projections will be realized or that our future financial results will not materially vary from the projections. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been, and will not be, updated since their respective dates of preparation. The projections should not be utilized as public guidance and will not be provided in the ordinary course of business in the future.

Furthermore, while presented with numerical specificity, the projections necessarily are based on numerous assumptions, many of which are beyond anyone’s control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, including with respect to future business initiatives and changes to our business model for which there is no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The projections do not take into account any circumstances or events occurring after the date they were prepared, including the November 4, 2015 announcement of the offer and the mergers or subsequent integration planning activities. In addition, the projections do not take into account the effect of any failure of the offer, the mergers and the other transactions contemplated by the transaction agreement to occur and should not be viewed as accurate or continuing in that context.

HomeAway management estimated financial projections through the end of fiscal year 2018 for the August 20 projections and calendar year 2020 for the October 5 projections and the October 30 projections in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the projections have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such projections were prepared. The projections cover multiple years, and such information by its nature becomes less reliable with each successive year.

The inclusion of the summary of the projections below should not be deemed an admission or representation by HomeAway, Expedia, the Offeror, Qatalyst Partners, or any of their affiliates with respect to such projections or that such projections are or were viewed by any such person as material information regarding HomeAway, and in fact we view such projections as non-material because of the inherent risks and uncertainties associated with such projections. The projections are not being included in this document to influence your decision whether to tender your HomeAway shares in the offer, but because such projections, or portions of these projections, were provided to our board of directors, our financial advisor and Expedia.

The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding HomeAway contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their HomeAway shares in the offer.

The prospective financial information included in this Schedule 14D-9 has been prepared by, and is the responsibility of, HomeAway’s management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in our most recent Annual Report on Form 10-K relates to HomeAway’s historical financial information. It does not extend to the projected financial information included herein and should not be read to do so.

The following table presents unaudited prospective financial data for the August 20 projections:

	Year Ending December 31,
	FY2016E	FY2017E	FY2018E
Revenue (in millions)	$580.2	$687.3	$769.8
Adjusted EBITDA (in millions)	150.8	204.5	238.0

The following table presents unaudited prospective financial data for the October 5 projections:

	Q4 CY2015E	Year Ending December 31,
		2016E		2017E		2018E		2019E	2020E
Revenue (in millions)	$128	$670	*	$907	*	$1,089	*	$1,280	$1,472
Adjusted EBITDA (in millions)	32	165	*	275	*	336	*	394	453
Adjusted Operating Income (in millions)	24	130		230		283		331	380
Net Operating Profit after Cash Paid for Income Taxes (in millions)	22	124		180		217		254	291
Unlevered Free Cash Flow (in millions)	25	150		188		285		324	365

The following table presents unaudited prospective financial data for the October 30 projections:

	Q4 CY2015E		Year Ending December 31,
			2016E		2017E		2018E		2019E	2020E
Revenue (in millions)	$128	*	$624	*	$782	*	$921	*	$1,059	$1,186
Adjusted EBITDA (in millions)	32	*	154	*	211	*	250	*	288	322
Adjusted Operating Income (in millions)	24		119		169		202		228	251
Net Operating Profit after Cash Paid for Income Taxes (in millions)	22		114		132		155		175	193
Unlevered Free Cash Flow (in millions)	31		128		136		214		247	277

*	Unaudited prospective financial data provided to Expedia.

We define “Adjusted EBITDA” as net income (loss) attributable to HomeAway plus depreciation, amortization; stock-based compensation expense; interest expense (income); foreign exchange losses, net of foreign exchange gains; income tax expense (benefit); and impact of noncontrolling interests.

We define “Adjusted Operating Income” as Adjusted EBITDA less depreciation and amortization.

We define “Net Operating Profit after Cash Paid for Income Taxes” as Adjusted Operating Income less cash paid for income taxes.

We define “Unlevered Free Cash Flow” as Adjusted EBITDA less capital expenditure, cash paid for income taxes and changes in working capital.

As noted above, the projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, including assumptions and estimates related to future business initiatives for which historical financial statements are not available, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond anyone’s control.

Adjusted EBITDA and Unlevered Free Cash Flow should not be reviewed in isolation. You should consider them in addition to, and not as substitutes for, measures of our financial performance reported in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies and because other companies may not calculate such measures in the same manner as we do. Adjusted EBITDA has limitations as analytical tools. In addition, none of these measures reflect future requirements for contractual obligations.

Further limitations of Adjusted EBITDA include:

•	this measure does not reflect changes in working capital;

•	this measure does not reflect interest income or interest expense; and

•	this measure does not reflect cash requirements for income taxes.

Expedia does not as a matter of course issue public outlook or other projections as to future performance or earnings due to, among other reasons, the unpredictability and subjectivity of the underlying assumptions and estimates as well as the high likelihood that actual results will vary from any such estimates. As a result, Expedia does not endorse any forward-looking financial information as a reliable indication of future results.

Expedia provided a high-level, preliminary outlook prepared by Expedia management that included limited unaudited prospective financial information to Qatalyst Partners, which representatives of Qatalyst Partners made available to the HomeAway board of directors on November 3, 2015.

The pro forma presentation of the limited standalone unaudited prospective financial information for Expedia and HomeAway set forth below does not include or take into account any potential synergies, integration costs attributable to the consummation of the proposed transaction or other adjustments. In addition, the pro forma presentation does not take into account the impact of purchase accounting rules, which may significantly limit the recognition of HomeAway’s deferred revenue by Expedia following closing. Specifically, the pro forma presentation of the standalone unaudited financial information was calculated only by adding the limited unaudited standalone prospective financial information for each of Expedia and HomeAway, using the October 30 projections, to arrive at a pro forma unaudited outlook for the combined company and no other adjustments, calculations, analyses, assumptions or otherwise were made with respect to such information.

The pro forma presentation of the limited standalone unaudited prospective financial information is included in this document solely because it was among the financial information made available to the HomeAway board of directors in connection with HomeAway’s due diligence of Expedia and the HomeAway board of directors’ consideration of the offer and the mergers. References to “preliminary outlook” below are references to Expedia’s high-level, preliminary outlook and/or such pro forma presentation, as applicable.

The preliminary outlook was not reviewed or approved by the Expedia board of directors, and is not the result of any formal internal review or process. Moreover, the preliminary outlook was based on estimates and assumptions made by Expedia management prior to the completion of Expedia’s 2016 annual financial planning process and the Expedia board approved financial plans which result from that process. As such, the preliminary outlook may vary significantly from subsequent forecasts, financial plans, guidance and/or actual results due to a number of factors including (but not limited to) changes in the underlying business trends in each of Expedia’s business units, changes that may be required due to the annual budgeting process, incremental investments or returns associated with new or ongoing initiatives, changes in estimates related to anticipated benefits or costs associated with the integration of prior acquisitions and in each case the timing of such investments, returns, benefits or costs.

Additionally, Expedia’s future financial results may also materially differ from those expressed in the preliminary outlook due to numerous factors that are beyond Expedia’s or anyone else’s ability to control or predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to Expedia’s business, including with respect to future business initiatives. The assumptions underlying the preliminary outlook may not prove to have been, or may no longer be, accurate.

Expedia management estimated the prospective financial information in the preliminary outlook in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the preliminary outlook has not been updated to reflect revised prospects for Expedia’s business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such outlook was prepared.

Specifically, the preliminary outlook does not take into account any circumstances or events occurring after November 1, 2015, the date it was prepared, and specifically does not include any financial consequences resulting from the November 4, 2015 announcement of the offer and the mergers or subsequent integration planning activities to follow. The preliminary outlook has not been and will not be updated since the date of its preparation. Additionally, the preliminary outlook does not give effect to any other changes that may result from the offer, the mergers or the other transactions contemplated by the transaction agreement.

The preliminary outlook covers multiple years, and such information by its nature becomes less reliable with each successive year. The preliminary outlook should not be utilized as public guidance and will not be updated by Expedia nor provided in the ordinary course of business in the future.

No one can assure you that any of the prospective financial information contained in the preliminary outlook will be realized or that Expedia’s future financial results will not materially vary from the preliminary outlook.

The preliminary outlook summarized below was not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP.

The inclusion of the preliminary outlook summarized below in this document should not be regarded as an indication that Expedia, the Expedia board of directors, HomeAway, the HomeAway board of directors and its financial advisor, any affiliate of any of the foregoing, or any other recipient of this information, considered, or now considers, such preliminary outlook to be a reliable prediction of future results or any actual future events.

The Expedia prospective financial information included as part of the preliminary outlook in this document has been prepared by, and is the responsibility of, Expedia management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report incorporated by reference into this document relates to Expedia’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

The inclusion of the summary of the preliminary outlook below should not be deemed an admission or representation by Expedia, the Offeror, HomeAway, Qatalyst Partners, or any of their affiliates with respect to such information or that such information is or was viewed by any such person as material information regarding Expedia, and in fact Expedia views such information as non-material because such information is based on preliminary assessments of future performance and involves inherent risks and uncertainties. The preliminary outlook is not being included in this document to influence your decision whether to tender your HomeAway shares in the offer, but because such information was provided to HomeAway’s board of directors and HomeAway’s financial advisor.

The information from the preliminary outlook should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Expedia contained in Expedia’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the preliminary outlook, stockholders are cautioned not to place undue, if any, reliance on the preliminary outlook included in this document, including in making a decision as to whether to tender their HomeAway shares in the offer.

The following table sets forth the pro forma presentation of the limited standalone unaudited prospective financial information for both Expedia and HomeAway (calculated by adding the limited standalone unaudited prospective financial information for each of Expedia and HomeAway, utilizing the HomeAway October 30 projections) (excluding any synergies, integration costs and the impact of purchase accounting rules which may significantly limit the recognition of HomeAway’s deferred revenue by Expedia following closing) which was presented to the HomeAway board of directors on November 3, 2015:

	Year Ending December 31,
	2016E	2017E	2018E
Revenue (in millions)	$8,942	$10,341	$11,801
Adjusted EBITDA (in millions)	$1,685	$2,084	$2,384

Expedia defines “Adjusted EBITDA” as operating income / (loss) plus: (1) stock-based compensation expense, including compensation expense related to certain subsidiary equity plans; (2) acquisition-related impacts, including (i) amortization of intangible assets and goodwill and intangible asset impairment, (ii) gains (losses) recognized on changes in the value of contingent consideration arrangements; and (iii) upfront consideration paid to settle employee compensation plans of the acquiree; (3) certain infrequently occurring items, including restructuring; (4) items included in Legal reserves, occupancy tax and other, which includes reserves for potential settlement of issues related to transactional taxes (e.g. hotel and excise taxes), related to court decisions and final settlements, and charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain transactional tax proceedings; (5) gains (losses) realized on revenue hedging activities that are included in other, net; and (6) depreciation.

Adjusted EBITDA, as referenced above, may be considered a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the above unaudited prospective financial information may not be comparable to similarly titled amounts used by other companies or persons.

This Schedule 14D-9 contains the non-GAAP financial measures Adjusted EBITDA, Unlevered Free Cash Flow, Adjusted Operating Income and Net Operating Profit after Cash Paid for Income Taxes.

Adjusted EBITDA, Unlevered Free Cash Flow, Adjusted Operating Income and Net Operating Profit after Cash Paid for Income Taxes should not be reviewed in isolation. You should consider them in addition to, and not as substitutes for, measures of our financial performance reported in accordance with GAAP. Our Adjusted EBITDA, Unlevered Free Cash Flow, Adjusted Operating Income and Net Operating Profit after Cash Paid for Income Taxes may not be comparable to similarly titled measures of other companies and because other companies may not calculate such measures in the same manner as we do. Adjusted EBITDA, Unlevered Free Cash Flow, Adjusted Operating Income and Net Operating Profit after Cash Paid for Income Taxes have limitations as analytical tools. Such limitations include:

•	Adjusted EBITDA, Adjusted Operating Income and Net Operating Profit after Cash Paid for Income Taxes do not reflect changes in working capital;

•	Adjusted EBITDA, Unlevered Free Cash Flow, Adjusted Operating Income and Net Operating Profit after Cash Paid for Income Taxes do not reflect interest income or interest expense;

•	Adjusted EBITDA and Adjusted Operating Income do not reflect cash requirements for income taxes;

•	Unlevered Free Cash Flow does not reflect necessarily represent funds available for discretionary use;

•	Unlevered Free Cash Flow does not represent the total increase or decrease in the cash and cash equivalents for the period;

•	Adjusted Operating Income does not reflect all items of income and expense that affect our operations; and

•	other companies in our industry may calculate Adjusted EBITDA, Unlevered Free Cash Flow, Adjusted Operating Income, Net Operating Profit after Cash Paid for Income Taxes or similarly titled measures differently than we do, limiting their usefulness as a comparative measure.

In addition, while these measures reflect currently known future contractual obligations, they do not reflect future contractual obligations for contracts not yet entered into.

The following tables present a reconciliation of each of the non-GAAP financial measures referred to above to each of the most directly comparable GAAP measures with respect to the August 20, October 5 and October 30 projections for each of the periods indicated below:

August 20 projections:

	Year Ending December 31,
	FY2016E	FY2017E	FY2018E
Net Income attributable to HomeAway, Inc. (in millions)	$25.4	$46.4	$66.8
Depreciation and amortization (in millions)	31.3	37.4	37.4
Stock-based compensation (in millions)	57.4	64.2	69.6
Interest expense (in millions)	20.1	21.2	22.4
Interest income (in millions)	(3.3)	(3.5)	(4.0)
Foreign exchange losses, net of foreign exchange gains (in millions)	1.2	1.2	1.4
Income tax expense (in millions)	19.8	37.6	44.4
Impact of noncontrolling interests, net of tax (in millions)	(1.1)	—	—
Acquisition of noncontrolling interests (in millions)	—	—	—

Adjusted EBITDA (in millions)	150.8	204.5	238.0

October 5 projections:

	Q4 CY2015E	Year Ending December 31,
		2016E	2017E	2018E
Net Income attributable to HomeAway, Inc. (in millions)	$1	$35	$86	$123
Depreciation and amortization (in millions)	8	35	45	53
Stock-based compensation (in millions)	13	54	56	58
Interest expense (in millions)	5	20	21	23
Interest income (in millions)	(1)	(3)	(4)	(4)
Foreign exchange losses, net of foreign exchange gains (in millions)	—	1	1	1
Income tax expense (in millions)	1	24	70	82
Impact of noncontrolling interests, net of tax (in millions)	—	(1)	—	—
Acquisition of noncontrolling interests (in millions)	5	—	—	—

Adjusted EBITDA (in millions)	32	165 *	275 *	336 *

Depreciation and amortization (in millions)	(8)	(35)	(45)	(53)

Adjusted Operating Income (in millions)	24	130	230	283

Cash paid for income taxes (in millions)**	(2)	(6)	(50)	(66)

Net Operating Profit after Cash Paid for Income Taxes (in millions)	22	124	180	217

	Q4 CY2015E	Year Ending December 31,
		2016E	2017E	2018E
Net Income attributable to HomeAway, Inc. (in millions)	$1	$35	$86	$123
Depreciation and amortization (in millions)	8	35	45	53
Stock-based compensation (in millions)	13	54	56	58
Interest expense (in millions)	5	20	21	23
Interest income (in millions)	(1)	(3)	(4)	(4)
Foreign exchange losses, net of foreign exchange gains (in millions)	—	1	1	1
Income tax expense (in millions)	1	24	70	82
Impact of noncontrolling interests, net of tax (in millions)	—	(1)	—	—
Acquisition of noncontrolling interests (in millions)	5	—	—	—

Adjusted EBITDA (in millions)	32	165 *	275 *	336 *
Capital expenditures (in millions)	(10)	(54)	(64)	(65)
Cash paid for income taxes (in millions)**	(2)	(6)	(50)	(66)
Changes in working capital (in millions)***	5	45	27	80

Unlevered Free Cash Flow (in millions)	25	150	188	285

October 30 projections:

	Q4 CY2015E	Year Ending December 31,
		2016E	2017E	2018E
Net Income attributable to HomeAway, Inc. (in millions)	$1	$29	$52	$74
Depreciation and amortization (in millions)	8	35	42	48
Stock-based compensation (in millions)	13	54	57	60
Interest expense (in millions)	5	20	21	22
Interest income (in millions)	(1)	(3)	(4)	(4)
Foreign exchange losses, net of foreign exchange gains (in millions)	—	1	1	1
Income tax expense (in millions)	1	19	42	49
Impact of noncontrolling interests, net of tax (in millions)	—	(1)	—	—
Acquisition of noncontrolling interests (in millions)	5	—	—	—

Adjusted EBITDA (in millions)	32 *	154 *	211 *	250 *

Depreciation and amortization (in millions)	(8)	(35)	(42)	(48)

Adjusted Operating Income (in millions)	24	119	169	202

Cash paid for income taxes (in millions)**	(2)	(5)	(37)	(47)

Net Operating Profit after Cash Paid for Income Taxes (in millions)	22	114	132	155

	Q4 CY2015E	Year Ending December 31,
		2016E	2017E	2018E
Net Income attributable to HomeAway, Inc. (in millions)	$1	$29	$52	$74
Depreciation and amortization (in millions)	8	35	42	48
Stock-based compensation (in millions)	13	54	57	60
Interest expense (in millions)	5	20	21	22
Interest income (in millions)	(1)	(3)	(4)	(4)
Foreign exchange losses, net of foreign exchange gains (in millions)	—	1	1	1
Income tax expense (in millions)	1	19	42	49
Impact of noncontrolling interests, net of tax (in millions)	—	(1)	—	—
Acquisition of noncontrolling interests (in millions)	5	—	—	—

Adjusted EBITDA (in millions)	$32 *	$154 *	$211 *	$250 *
Capital expenditures (in millions)	(10)	(50)	(55)	(55)
Cash paid for income taxes (in millions)**	(2)	(5)	(37)	(47)
Changes in working capital (in millions)***	11	29	17	66

Unlevered Free Cash Flow (in millions)	31	128	136	214

*	Unaudited prospective financial data provided to Expedia.
**	Cash paid for income taxes represent the expected actual cash outlay for income taxes in the relevant period and is used in estimating unlevered free cash flow, whereas, income tax expense is the accrual based estimate of income taxes that would be a component of net income attributable to HomeAway, Inc.
***	The components of working capital include accounts receivable, prepaids and other assets, accounts payable, accrued expenses, deferred revenue and other long term liabilities.

The non-GAAP financial measures presented above in the October 5 projections and October 30 projections are not reconciled for the years 2019 and 2020 ending December 31 because assumptions about the information required to calculate and reconcile the most directly comparable GAAP financial measures for those years is not available, was not prepared by management and was not available to or presented to the HomeAway board of directors either at the time that the non-GAAP financial measures were presented to the HomeAway board of directors or at any other time. Such assumptions include assumptions with respect to tax provision, stock based compensation, legal reserves, occupancy tax and other net income/loss attributable to noncontrolling interests, depreciation, amortization and other non-operating items for future periods. The probable significance of the unavailable information is that such GAAP financial measures may be materially different from the corresponding non-GAAP financial measures.”

Item 8. Additional Information.

The paragraph on page 38 of the Schedule 14D-9 under the heading “Germany” is hereby amended and restated as follows:

“The purchase of HomeAway shares in the offer is subject to review by the German Federal Cartel Office (“FCO”). Pursuant to the German Act against Restraint of Competition, the offer and the mergers may not be consummated until they have been notified to and cleared by the FCO or if the maximum periods scheduled for the implementation of a merger control proceeding have expired. Expedia filed the required notice with the FCO on November 11, 2015. There can be no assurance that the FCO will accept the filing, will not extend the deadlines or will not challenge the acquisition of the HomeAway shares on competition or other grounds or, if such a challenge is made, of the results thereof. Expedia expects to obtain the applicable approval by the end of the day on December 14, 2015.”

The paragraph on page 38 of the Schedule 14D-9 under the heading “Australia” is hereby amended and restated as follows:

“Section 50 of the Australian Competition and Consumer Act of 2010, as amended, prohibits an acquisition of shares or assets if it would have the likely effect of substantially lessening competition in a market in Australia. There is no compulsory notification requirement in relation to this prohibition. The relevant regulator, the Australian Competition and Consumer Commission (the “ACCC”), has a voluntary informal merger clearance process. Under this process, parties to a proposed acquisition seek an assurance from the ACCC that, based on the information provided to it, it will not oppose the proposed acquisition. Expedia filed a notice with the ACCC on November 13, 2015. On December 7, 2015 (U.S. time), the ACCC informed Expedia that it had completed its review of the offer, and accordingly the condition to the offer relating to the clearance pursuant to the Australian Competition and Consumer Act of 2010 has been satisfied.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(M) Employee FAQ regarding tax treatment of equity awards, first used on December 8, 2015

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOMEAWAY, INC.

Date: December 8, 2015	By:	/s/ Lynn Atchison
Name: Lynn Atchison
Title: Chief Financial Officer

Exhibit Index

Exhibit Number	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated November 16, 2015 (incorporated by reference to the Form S-4 filed with the SEC by Expedia on November 16, 2015)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4 filed with the SEC by Expedia on November 16, 2015)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)

(a)(2)*	Letter to stockholders of HomeAway, dated November 16, 2015

(a)(4)	Prospectus/Offer to Exchange, dated November 16, 2015 (incorporated by reference to the Form S-4 filed with the SEC by Expedia on November 16, 2015)

(a)(5)(A)	Investor Presentation Materials, dated November 2015, titled “Expedia Agrees to Acquire HomeAway” (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)

(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)

(a)(5)(C)	Joint Press Release issued by HomeAway and Expedia dated November 4, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO filed with the SEC by the Offeror on November 16, 2015)

(a)(5)(D)	Employee, customer and management Q&A, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)

(a)(5)(E)	Email sent to HomeAway employees, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)

(a)(5)(F)	Email sent to HomeAway customers, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)

(a)(5)(G)	Email sent to HomeAway employees regarding communications, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)

(a)(5)(H)	Transcript from a conference call held by Expedia and HomeAway to discuss the transaction, dated November 4, 2015 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed with the SEC by the Offeror on November 16, 2015)

(a)(5)(I)	Email to HomeAway APAC employees, first used November 5, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 5, 2015)

(a)(5)(J)*	Transcript of HomeAway executive interview at the November 2015 Phocuswright Conference, first used on November 18, 2015

(a)(5)(K)*	Email sent to HomeAway employees regarding equity award FAQ, first used on November 19, 2015

(a)(5)(L)*	Email sent to HomeAway employees regarding E*Trade accounts, first used on November 19, 2015

(a)(5)(M)**	Employee FAQ regarding tax treatment of equity awards, first used on December 8, 2015

(e)(1)	Agreement and Plan of Reorganization, dated November 4, 2015, by and among Expedia, the Offeror and HomeAway (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by HomeAway on November 5, 2015)

(e)(2)	Form of Indemnification Agreement between HomeAway and each of its directors and officers (incorporated by reference to Exhibit 10.1B to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(3)	Amended and Restated Bylaws of HomeAway (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(4)	Amended and Restated Certificate of Incorporation of HomeAway (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

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(e)(5)	2004 Stock Plan, as amended (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(6)	Form of Stock Option Agreement for 2004 Stock Plan effective for grants made prior to April 3, 2009 (incorporated by reference to Exhibit 10.3A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(7)	Form of Stock Option Agreement for 2004 Stock Plan effective for grants made after April 3, 2009 (incorporated by reference to Exhibit 10.3B to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(8)	Form of Restricted Stock Agreement for 2004 Stock Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(9)	The HomeAway, Inc. Nonstatutory Share Option Plan (UK NSO Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(10)	The WVR Group, Inc. 2005 UK Enterprise Management Incentive Plan (UK EMI Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(11)	Form of Stock Option Agreement for 2004 Stock Plan (UK EMI Sub-Plan) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(12)	Incentive Plan for the Management of the German Subsidiary of the WVR Group, Inc. (German Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(13)	Form of Stock Option Agreement for 2004 Stock Plan (German Sub-Plan) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(14)	Addendum to 2004 Stock Plan containing terms and conditions for French option grants (French Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(15)	Form of Stock Option Agreement for 2004 Stock Plan (French Sub-Plan) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(16)	2005 Stock Plan, as amended (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(17)	Form of Stock Option Agreement, as amended, for 2005 Stock Plan (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(18)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(19)	2011 Equity Incentive Plan French Sub-Plan (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

(e)(20)	UK Schedule to the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

(e)(21)	Form of Stock Option Award Agreement approved for use under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(22)	Form of Stock Option Award Agreement approved for use in France under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

(e)(23)	Form of Option Certificate approved for use under Part A of the UK Schedule of the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

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(e)(24)	Form of Restricted Stock Unit Award Agreement approved for use under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 17 to the Annual Report on Form 10-K for the period ended December 31, 2011 filed with the SEC by HomeAway on March 29, 2012)

(e)(25)	Form of Restricted Stock Unit Award Agreement approved for use in France under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

(e)(26)	Executive Employment Agreement between the Registrant and Brian H. Sharples dated February 1, 2005 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(27)	Amendment to Executive Employment Agreement between the Registrant and Brian H. Sharples dated December 29, 2010 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(28)	Executive Employment Agreement between the Registrant and Brian H. Sharples dated May 27, 2011 (incorporated by reference to Exhibit 10.17A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(29)	Amendment to Executive Employment Agreement between the Registrant and Brian H. Sharples dated October 14, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)

(e)(30)	Offer Letter between the Registrant and Lynn Atchison dated August 4, 2006 (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(31)	Executive Employment Agreement between the Registrant and Lynn Atchison dated May 27, 2011 (incorporated by reference to Exhibit 10.18A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(32)	Amendment to Executive Employment Agreement between the Registrant and Lynn Atchison dated October 14, 2014 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)

(e)(33)	Offer Letter between the Registrant and Carl G. Shepherd dated January 22, 2005 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(34)	Executive Employment Agreement between the Registrant and Carl G. Shepherd dated May 27, 2011 (incorporated by reference to Exhibit 10.19A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(35)	Amendment to Executive Employment Agreement between the Registrant and Carl G. Shepherd dated October 14, 2014 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)

(e)(36)	Offer Letter between the Registrant and Thomas Hale dated June 14, 2010 (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(37)	Amendment to Offer Letter between the Registrant and Thomas Hale dated December 29, 2010 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(38)	Executive Employment Agreement between the Registrant and Thomas Hale dated May 27, 2011 (incorporated by reference to Exhibit 10.21A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(39)	Amendment to Executive Employment Agreement between the Registrant and Thomas E. Hale dated October 14, 2014 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)

(e)(40)	Offer Letter between the Registrant and Mariano Dima dated June 25, 2014 (incorporated by reference to Exhibit 43 to the Annual Report on Form 10-K for the period ended December 31, 2014 filed with the SEC by HomeAway on February 25, 2015)

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(e)(41)	Executive Employment Agreement between the Registrant and Mariano Dima dated July 14, 2014 (incorporated by reference to Exhibit 44 to the Annual Report on Form 10-K for the period ended December 31, 2014 filed with the SEC by HomeAway on February 25, 2015)

(e)(42)	2011 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(43)	2012 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on March 29, 2012)

(e)(44)	2013 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on March 8, 2013)

(e)(45)	2014 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on May 2, 2014)

(e)(46)	2015 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by HomeAway on April 23, 2015)

(e)(47)	Executive Employment Agreement between the Registrant and Melissa Frugé dated October 1, 2015 (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by HomeAway on November 6, 2015)

(e)(48)	Form of Restricted Stock Agreement approved for use under the 2011 Equity Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by HomeAway on August 5, 2015)

(e)(49)	Form of Restricted Stock Agreement (UK Form) approved for use under the 2011 Equity Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by HomeAway on August 5, 2015)

*	Previously filed.
**	Filed herewith.

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